TIMBERLINE BANCSHARES INC.
                                 ANNUAL REPORT
                                      1997



     FINANCIAL HIGHLIGHTS



                                                            Percent
                               1997            1996          Change

     FOR THE YEAR

     Net Interest Income    $ 4,267         $ 4,075           4.71%
     Net Income before
     Taxes                    1,334           1,350          -1.18%
     Net Income                 987             912           8.22%

     PER SHARE

     Net earnings for the
     year                       .99             .97           2.06%
     Book Value at
     Year End                  7.43            7.10           4.65%
     (Includes Capital & Loan
     Loss Reserve)



     AT YEAR END

     Assets                  85,577          77,475          10.46%
     Investment Securities
     and Fed Funds Sold      28,640          28,696          - .19%
     Loans                   48,100          38,707          24.27%
     Deposits                77,558          70,628          10.37%
     Stockholder's Equity     7,478           6,777          10.34%


Amounts are stated in thousands except earnings per share and Book Value which are stated in actual dollars.




     This statement has not been reviewed
     or confirmed for accuracy or relevance
     by the Federal Deposit Insurance Corporation.




     LETTER TO OUR SHAREHOLDERS

          1997 turned out to be a year of significant gains in both loans and deposits, most of which occurred in the later part of the year.

          This was brought about by refocusing our direction in mid year. It became evident that the credit card program we bought into in 1996 was not going to be as strong as we anticipated both in volume and profitability. Therefore, we began in the third quarter of 1997 to expand our lending area to encompass all of western Oregon, which has been well received by the local independent banks in the state.

          Timberline and our lead bank on the card program are in the process of selling the portfolio, which we expect to have accomplished early in 1998.

          Return on assets and on beginning equity remain at excellent levels for 1997 as well as per share earnings as shown throughout this report.

          We did make a pass at acquiring a small southern Oregon bank last fall. After much hand wringing and contemplation they decided to back out but the search for an Oregon presence continues.

          As we continue to grow in 1998 and prepare to greet the new millennium at the end of 1999 our goal is to continue orderly growth and improve earnings.

          We are also beginning the task of acquiring senior management level personnel to allow for a seamless transition as the current executive officers near retirement.


                    Sincerely,




                            Robert J. Youngs
                            President and CEO
                            Timberline Bancshares Inc.
                            Timberline Community Bank

                              I



     IN OUR OPINION

     It is always a pleasure to say "The Bank did very well". And with a return on average assets of a respectable 1.15% and a return on beginning equity of 14.56%, the Bank did indeed do very well.

     For the past several years the Bank has maintained an orderly growth in both assets and deposits and, by careful management, a respectable 5.21% average yield spread which is reflected in the net interest income figures. Non-taxable investments, investments in the County's Enterprise Zone and timing differences in taxable income as explained in the audited financials have also greatly improved the Bank's tax position.

     The other side of the growth picture is the increase in operating expenses as expansion, regulation, and implementation of new products and services correspondingly increases the need for a greater workforce thereby increasing salary expense, the need for additional equipment and processing ability thereby increasing the equipment and data processing expense and other expenses inherent with servicing a greater number of customers.

     The Bank for example has increased management personnel with two key employees - an Electronic Banking Officer and a Compliance Officer. These employees are instrumental in bringing new products, such as the Voice Response Telephone System installed in the latter part of the year to provide 24 hour banking, to the Bank's customers at the same time ensuring that the Bank is in full compliance with all regulations.

     Implementation of FDIC's risk analysis policy, simply put the monitoring of what would happen to capital if the current interest rate structure were to change by a given number of basis points, which is now reviewed on a quarterly basis and gives management insight for maintaining a profitable interest point spread and appropriate repricing opportunities in both assets and liabilities.

     The Bank has also expended considerable time and money on the Year 2000 computer problem that faces everyone at the end of the century. All areas affected have been identified, large corporate customers have been notified, all Bank's vendors have been contacted and progress reports and testing have been initiated on an ongoing basis. The Bank will take all necessary steps to insure that the Year 2000 will not cause interruption of service to any of the Bank's customers.
                             -1-





     It is the Bank's intention to continue to implement new products and comply with new regulations and at the same time maintain operating expenses at the most possible minimum level.

     Once again, in closing, it is a pleasure to say "the Bank had a very good year" and management looks forward to maintaining that standard in the years to come.








                             -2-





     OUR MISSION REMAINS


     Timberline Community Bank was formed for the specific purpose of providing banking facilities and products in the Bank's serving area.

     The following is our mission statement:

          To serve all the Banking needs within our geographic boundaries within normal industry credit underwriting and regulatory standards.

          To purposely fill gaps left by major banking institutions.

          To consistently return a reasonable level of earnings to our shareholders.

          To protect the integrity of our shareholders' investment.

          To be a good corporate citizen to the communities which we serve.

          To maintain the highest possible standards of conduct to our customers and our fellow employees.

          To assist others in our industry when possible.



                             -3-




     INDEPENDENT AUDITOR'S REPORT

     To the Board of Directors and
     Stockholders of Timberline Bancshares, Inc.

     We have audited the accompanying consolidated balance sheets of Timberline Bancshares, Inc. (a California corporation) and subsidiary as of December 31, 1997, 1996, and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present, in all material respects, the financial position of Timberline Bancshares, Inc. and subsidiary as of December 31, 1997, 1996, and 1995, and the results of their operations and their cash flows for years then ended in conformity with generally accepted accounting principles.







     Carlson, Pavlik and Drageset
     Certified Public Accountants

     Yreka, California
     February 2, 1998











                             -4-
         TIMBERLINE BANCSHARES, INC. AND SUBSIDIARY
                 Consolidated Balance Sheets
              December 31, 1997, 1996 and 1995
                      ($ in thousands)

                                                  1997            1996           1995
ASSETS

Cash and Due from banks-Non interest bearing        5,224           5,202          4,163
Federal funds sold                                  7,000          12,700         10,200
Securities Available for Sale                      13,132           6,422          7,251
Securities Held to Maturity                         7,205           9,574         11,010
Cash surrender value of officers'
  life insurance                                    1,303           1,249          1,192
Loans, less allowance for loan losses
 of 1997-$401; 1996-$491; 1995-$475.               48,100          38,707         39,050
Premises and Equipment                              2,032           2,097          2,240
Other assets                                        1,581           1,524          1,274

          Total Assets                            $85,577         $77,475        $76,380

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
Deposits:
Demand                                            $15,407         $14,025        $12,805
Savings and NOW deposits                           46,127          45,646         49,066
Time, under $100                                   12,354           8,879          6,526
Time, $100 and over                                 3,670           1,718          1,436
           Total Deposits                          77,558          70,268         69,833
Other liabilities                                     541             430            320
           Total Liabilities                       78,099          70,698         70,153

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY;
Common stock, no par value,
authorized shares 2,000,000;
issued and outstanding shares
1997-1,006,726; 1996-954,484; 1995-457,683          2,992           2,813          2,678
Additional paid in capital                              1               1              1
Retained earnings                                   4,467           3,982          3,545
Unrealized holding gains(losses) on
 securities available for sale                         18             (19)             3
           Total stockholders' equity               7,478           6,777          6,227

           Total liabilities and
           stockholders' equity                   $85,577         $77,475        $76,380




The accompanying notes are an integral part of these financial statements

            TIMBERLINE BANCSHARES, INC. AND SUBSIDIARY
                  Consolidated Income Statements
      For The Years Ended December 31, 1997, 1996, and 1995
                ($ in thousands, except per share)

                                              1997           1996           1995
Interest Income:
 Interest and fees on loans                 $4,568         $4,338         $4,902
 Interest on federal funds sold                586            691            250
 Interest on securities available
  for sale                                     735            407            407
 Interest on securities to be held
  to maturity                                  478            667            816
        TOTAL                                6,367          6,103          6,375

Interest Expense:
 Interest on deposits                        2,100          2,028          2,232

Net Interest Income                          4,267          4,075          4,143
Provision for loan losses                        -             15             41

Net interest income after
 provision for loan losses                   4,267          4,060          4,102

Other income:
Service charges                                411            373            382
Gain on sale of premises and equipment           2              2              2
Gain on sale of other real estate                -              -             24
Gain on sale of securities available for sale    3              -              -
Other                                           14             20             32
      TOTAL                                    430            395            440

Other Expenses:
Salaries and employee benefits               1,827          1,689          1,640
Occupancy expenses                             402            396            350
Equipment and data processing
 expenses                                      318            303            331
Other operating expenses                       816            717            804
      TOTAL                                  3,363          3,105          3,125

Income before income taxes                   1,334          1,350          1,417
Income tax expense                             347            438            479

     Net Income                             $  987          $ 912          $ 938

Earnings per common share Basic            $   .99         $  .97         $ 1.04
Assuming dilution                          $   .98         $  .92         $  .97


The accompanying notes are an integral part of these financial statements.

              TIMBERLINE BANCSHARES, INC. AND SUBSIDIARY
      Consolidated Statements of Changes in Stockholders' Equity
         For The Years Ended December 31, 1997, 1996, and 1995
                            ($in thousands)


                                                                                                     Unrealized
                                                                                                      Holding
                                                                                                        Gains
                                                                                                      (Losses)
                                                                                                         On
                                                          Common      Additional                     Securities
                                                           Stock        Paid-in       Retained        Available
                                          Shares           Amount       Capital       Earnings        For Sale       Total
Balance, December 31,
  1994                                    444,471          $2,588          $ 1         $ 3,058            (38)       $5,609
  Net Income                                    -               -            -             938              -           938
  Cash dividends
    declared                                    -               -            -            (451)             -          (451)
  Options exercised by
    directors and
    employees                              13,212              90            -               -              -            90
   Net change in
   unrealized holding
   gains (losses) in
   securities available
   for sale                                     -               -            -               -             41            41
Balance, December 31,
  1995                                    457,683           2,678            1           3,545              3         6,227
  Net Income                                    -               -            -             912              -           912
  Cash Dividends
    declared                                    -               -            -            (475)             -          (475)
  Options exercised by
    directors and
    employees                              24,682             135            -               -              -           135
  Stock Split                             472,119               -            -               -              -             -
  Net change in
   unrealized holding
   gains (losses) in
   securities available
   for sale                                     -               -            -               -            (22)          (22)
Balance, December 31,
  1996                                    954,484          $2,813           $1          $3,982            (19)       $6,777
  Net Income                                    -               -            -             987              -           987
  Cash dividends declared                       -               -            -            (502)             -          (502)
  Options exercised by
   Directors and employees                 52,242             179            -               -              -           179
   Net change in unrealized
   Gains(losses)in
   Securities available
   For sale                                     -               -            -               -             37            37
Balance, December 31,
 1997                                   1,006,726          $2,992           $1          $4,467           $ 18        $7,478

The accompanying notes are an integral part of these financial statements.

            TIMBERLINE BANCSHARES, INC. AND SUBSIDIARY
              Consolidated Statements of Cash Flows
      For The Years Ended December 31, 1997, 1996, and 1995
                ($ in thousands, except per share)

                                                         1997        1996       1995
Cash flows from operating activities:
 Net income                                           $   987     $   912    $   938
Adjustment to reconcile net income to net
 cash provided by operating activities:
 Depreciation and amortization                            191         193        155
 Provision for loan losses                                  -          15         41
 (Gain)Loss on sale of premises and equipment              (2)         (2)        (2)
 (Gain)Loss on sale of security available for sale         (3)          -          -
 Net (increase) decrease in other assets                  (89)       (228)        92
 Net increase (decrease) in other liabilities             111         103       (116)
 Net cash provided by operating activities              1,195         993      1,108
Cash flows from investing activities:
 Net (increase) decrease in federal funds sold          5,700      (2,500)                      (9,400)
 Purchases of securities available for sale           (16,640)     (6,543)    (9,013)
 Proceeds from sales of securities
  available for sale                                    1,185           -        250
 Proceeds from maturities of securities
  available for sale                                    8,815       7,331      9,889
 Purchase of securities to be held to maturity              -      (4,315)    (1,158)
 Proceeds from sales of securities
  to be held to maturity                                    -           -          -
 Proceeds from maturities of securities
  held to maturity                                      2,369       5,751      3,568
 Net (increase) decrease in loans                      (9,393)        328      3,944
 Purchase of premises and equipment                      (124)       ( 47)      ( 10)
 Proceeds from sales of premises and equipment              2           3         11
 (Increase) in cash surrender value of
  officers' life insurance policies                       (54)        (57)       (47)
 Net cash (used in) investing activities               (8,140)       ( 49)    (1,966)
Cash flows from financing activities:
 Net increase in deposits                               7,290         435        839
 Dividends paid                                          (502)       (475)      (451)
 Proceeds from exercise of stock options                  179         135         90
 Net cash provided by financing activities              6,967          95        478
 Net increase (decrease) in cash and
  due from banks                                           22       1,039       (380)
Cash and due from banks at
  beginning of year                                     5,202       4,163      4,543
Cash and due from banks at year end                    $5,224      $5,202     $4,163

Interest paid                                          $2,141      $1,956     $2,260

Income taxes paid                                       $ 417       $ 610      $ 721



The accompanying notes are an integral part of these financial statements.

         TIMBERLINE BANCSHARES, INC. AND SUBSIDIARY
         Notes to Consolidated Financial Statements
     ($ in thousands, except net income per share information)


     NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     The accounting and reporting policies of Timberline Bancshares, Inc. (the Company) and subsidiary (the Bank) are in accordance with generally accepted accounting principles and conform to general practices within the banking industry. The more significant of the principles used in preparing the financial statements are briefly described below.

     Consolidation:

     The consolidated financial statements include the accounts of Timberline Bancshares, Inc. and its wholly owned subsidiary, Timberline Community Bank. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Nature of Operations:

     The Company is a bank holding company, formed to be the sole shareholder of the Bank. Its major source of income is dividends paid by the Bank.

     The Bank operates eight branch locations in Siskiyou County, California, and a loan production office in Medford, Oregon. The Bank grants agribusiness, commercial, residential construction, and consumer loans throughout northern California and southern Oregon.

     Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The material estimate that is particularly susceptible to change relates to the determination of the allowance for loan losses. While management uses available information to recognize losses on loans, further reductions in the carrying amount of loans may be necessary based on changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans.
Such agencies may require the Bank to recognize additional losses based on their judgements about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

     Presentation of Cash Flows:

     For the purposes of reporting cash flows, cash and due from banks includes cash on hand and amounts due from banks (including cash items in process of clearing). Cash flows from loans originated by the Bank, deposits, and federal funds sold are reported net.

     Investment securities:

     The Company's investments in securities are classified in three categories and accounted for as follows:

        Trading Securities:   Government bonds held principally for resale in
the near term and mortgage-backed securities held for sale in conjunction with the Bank's mortgage banking activities are classified as trading securities and recorded at their fair values. Realized and unrealized gains and losses on trading securities are included in other income. The Company had no trading securities.

        Securities Available for Sale:   Securities available for sale consist
of bonds, notes and debentures not classified as trading securities or as securities to be held to maturity.

        Securities to be Held to Maturity:   Bonds, notes and debentures for
which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums, and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.

Unrealized holding gains and losses, net of tax, on securities available for sale are reported as a net amount in a separate component of shareholders' equity until realized.

Gains and losses on the sale of securities available for sale are determined using the specific-identification method.

     Loans and Allowance for Loan Losses

     Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. The allowance for loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Management believes this method of discontinuing accrual of interest is more accurate than the use of an arbitrary method, such as stopping the accrual of interest when a loan is 90 days past due. Loans deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance.

     Premises and Equipment:

     Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the useful lives of the assets which range from three to thirty-three years.

     Cash Surrender Value of Officers' Life Insurance:

     The Bank purchased life insurance on several key officers during 1994. Under the policies, the Bank receives the cash surrender value if the policy is terminated and, upon death of the insured, receives all benefits payable.

     Foreclosed Property:

     Foreclosed property consists of real estate and other assets acquired through customers' loan defaults. Foreclosed property is carried at the lower of fair value, less the estimated cost to sell, or cost. Routine maintenance costs, declines in market value and net losses on disposal are included in other operating expenses. Foreclosed property is included in "other assets" on the Company's balance sheet.

     Loan Origination Fees and Costs:

     Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield on the related loan. The deferred fees and costs are netted against outstanding loan balances, and are amortized over the life of the loan.

     Income Taxes:

     Provisions for income taxes are based on amounts reported in the statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and included deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed on the liability method as prescribed in SFAS No. 109, "Accounting for Income Taxes."

     The Company and its subsidiary file a consolidated Federal income tax return and a combined California income tax return. The subsidiary provides for income taxes on a separate-return basis, and remits to the Company amounts determined to be currently payable.

     Common Stock:

     The Company has only one class of common stock. No special rights or privileges are ascribed to any shares.

     Off-Balance Sheet Financial Instruments:

     In the ordinary course of business the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and stand-by letters of credit. Such financial instruments are recorded in the financial statements when they are funded.


     NOTE 2 - NET INCOME PER COMMON SHARE:

     During the year ended December 31, 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share".
SFAS No. 128 requires changes to the way the Company calculates net income per common share. SFAS No. 128 also requires that prior years' net income per common share be recalculated using the new methods.

     Net income per common share is presented under two methods; basic and diluted. Basic net income per common share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted net income per common share is calculated by dividing income available to common shareholders, as adjusted, by the weighted average number of common shares outstanding during the year, adjusted for dilutive items. The dilutive items are calculated using the treasury stock method, which assumes repurchase of common shares with the proceed from the exercise of the dilutive items.

     Net income per common share (basic and diluted) is computed as follows:


                                                                       Per-Share
                                             Income         Shares       Amount
     (In whole dollars)
For the Year Ended December 31, 1997:

Basic Net Income Per Common Share:
Income available to common stockholders   $ 987,100        992,103       $ 0.99

Effect of dilutive securities:
Stock Options                                     -         10,644

Diluted Net Income Per Common Share:
Income available to common stockholders   $ 987,100      1,002,747       $ 0.98


                            -11-
For the Year Ended December 31, 1996:

Basic Net Income Per Common Share:
Income available to common stockholders   $ 912,193        942,143       $ 0.97

Effect of dilutive securities:
Stock options                                     -         46,252

Diluted Net Income Per Common Share:
Income available to common stockholders   $ 912,193        988,395       $ 0.92


For the Year Ended December 31, 1995:

Basic Net Income Per Common Share:
Income available to common stockholders   $ 938,322        898,152       $ 1.04

Effect of dilutive securities:
Stock Options                                     -         70,142

Diluted Net Income Per Common share:
Income available to common stockholders   $ 938,322        968,294        $ 0.97


     NOTE 3 - INVESTMENT SECURITIES:


     The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires that securities available for sale be carried at fair value, with the net unrealized holding gain or loss recognized as a separate component of stockholders' equity.

     The carrying amounts of investment securities as shown in the consolidated balance sheets at December 31, 1997, 1996 and 1995 are summarized as follows:
                                    Amortized      Gross       Gross
                                  Or Accreted   Unrealized   Unrealized    Fair
                                      Cost         Gains       Losses      Value
December 31, 1997:
Securities available for sale:
   U. S. Government and agency
   Securities                       $ 13,000       $ 34         $   2   $ 13,032
   State and political subdivisions      100          -             -        100
                                    $ 13,100       $ 34         $   2   $ 13,132

Securities to be held to maturity:
   U.S.Government and agency
   Securities                       $  1,617     $    -         $   1   $  1,616
   State and political subdivisions    5,588        102             -   $  5,690
                                     $ 7,205       $102         $   1   $  7,306

December 31, 1996:
Securities available for sale:
   U.S. Government and agency
   Securities                        $ 5,750      $   2          $ 38    $ 5,714
   State and political subdivisions      707          3             2        708
                                     $ 6,457      $   5          $ 40    $ 6,422

Securities to be held to maturity:
   U. S. Government and agency
   Securities                        $ 3,381        $ 8         $   8    $ 3,381
   State and political subdivisions    6,193         69            10      6,252
                                     $ 9,574        $77          $ 18    $ 9,633

December 31, 1995:
Securities available for sale:
   U.S. Government and agency
   Securities                        $ 6,831        $ 8         $   6    $ 6,833
   State and political subdivisions      415          3             -        418
                                     $ 7,246        $11         $   6    $ 7,251

Securities to be held to maturity:
   U.S. Government and agency
   Securities                        $ 5,290        $35          $ 24    $ 5,301
   State and political subdivisions    5,673         77             2      5,748
   Other securities                       47          5             -         52
                                     $11,010       $117          $ 26    $11,101


In November of 1995, the Company elected to transfer some investments from the "held to maturity' category to the "available for sale" category, as permitted by the Financial Accounting Standards Board "A Guide to Implementation of Statement No. 115". The amortized cost of the securities transferred was $1,165; the related unrealized loss recognized was $2. The Company decided to change the category of these securities because the securities have floating interest rates or are unrated securities.

Securities carried at approximately $2,740 at December 31, 1997, $2,428 at December 31,1996, and $1,465 at December 31, 1995 were pledged to secure public deposits and for other purposes required or permitted by law.

Gross realized gains and gross realized losses on sales of securities were $3, $-0-, and $-0- for the years ended December 31, 1997, 1996 and 1995, respectively. There were no sales of securities to be held to maturity for the years ended December 31, 1997, 1996 and 1995. Gross realized losses on sales of securities were $-0- for all types of securities for the years ended December 31, 1997, 1996 and 1995.

Gross proceeds from the sale of securities were $1,185, $-0-, and $250 for the years ended December 31, 1997, 1996 and 1995 respectively. The applicable income taxes were approximately $508, $-0-, and $-0- for the years ended December 31, 1997, 1996 and 1995, respectively.

Information about the maturity distribution of debt investment securities is presented on page 14 of the 10K-SB for 1997.

     NOTE 4 - LOANS AND ALLOWANCE FOR LOAN LOSSES:

The components of loans in the consolidated balance sheets were as follows:

                                                     December 31
                                            1997         1996          1995
Commercial                               $40,977      $34,188       $34,288
Real Estate construction                     787          567           724
Residential Mortgage                       2,809        3,025         3,139
Consumer installment                       3,110        1,484         1,497
Credit cards                                 904            -             -
                                          48,587       39,264        39,648
Deferred fees and costs                      (86)         (66)         (123)
Allowance for loan losses                   (401)        (491)         (475)
Loans, net                               $48,100      $38,707       $39,050

Loans classified as non-accrual approximated $-0-, $-0-, and $334 as of December 31, 1997, 1996, and 1995, respectively.

The changes in the allowance for loan losses were as follows:

                                                     December
                                            1997          1996          1995

Balance, beginning of year                  $491          $475          $473
Loans charged off                            (93)           (4)          (47)
Recoveries                                     3             5             8
Provision for loan losses                      -            15            41
Balance, end of year                        $401          $491          $475


     NOTE 5 - PLEDGED AND RESTRICTED ASSETS

     The Federal Reserve Board requires that banks maintain non-interest bearing cash balances in accordance with the Board's reserve requirements. The average non-interest bearing cash balance maintained to meet reserve requirements was approximately $600, $600 and $600 during 1997, 1996, and 1995, respectively.

     Information concerning pledged assets is contained in Note 3.

     NOTE 6 -  PREMISES AND EQUIPMENT:

     Major classifications of premises and equipment are as follows:

                                                    December
                                            1997          1996          1995
Premises                                  $2,538        $2,491        $2,491
Equipment                                  1,089         1,027           993
                                           3,627         3,518         3,484
Accumulated depreciation                  (1,595)       (1,421)       (1,244)

                                          $2,032        $2,097        $2,240

Depreciation expense                       $ 190         $ 189         $ 155

Certain facilities and equipment are leased under various operating leases. Rental expense was $ 117, $113, and $115 in 1997, 1996 and 1995, respectively. Future minimum rental commitments under noncancelable leases are:

                                 1998            60
                                 1999            41
                                 2000            41
                                 2001            41
                                 2002            41
                           Thereafter         1,131

                                             $1,355


     NOTE 7 - EMPLOYEE BENEFITS

     The Bank has a non-qualified salary continuation plan for several key executive officers that provides for certain amounts to be paid to the officers upon their retirement at age 65, or upon certain terminations of employment. The Bank purchased single premium life insurance policies on the lives of the officers to assist with the funding of the plan.

Also, the Bank has a 401(k) Employee Retirement Plan. Employees must meet certain age and hour requirements in order to be eligible to participate. Employees can make contributions to the plan, within limits established by the

Internal Revenue Service. In addition, the Bank may make matching contributions and/or profit sharing contributions to the Plan. For 1997, 1996 and 1995 respectively, the Bank made ten percent matching contributions totaling $4, $4 and $4 Participants have the ability to direct the investment of the contributions, within guidelines established by the Bank.


     NOTE 8 - INCOME TAXES

     Total applicable income taxes reported in the consolidated income statements for the years ended December 31, 1997, 1996, and 1995 included the following components:

                                             1997          1996           1995
Current paid or payable:
 Federal                                     $261          $442           $353
 State                                         89           180            172
                                              350           622            525

Increase (decrease) in deferred taxes:
 Federal                                       (2)         (157)           (41)
 State                                         (1)          (27)            (5)
                                               (3)        ( 184)           (46)

 Income tax expense                          $347          $438           $479


The deferred tax assets were comprised of the following:

                                             1997          1996           1995
Difference in allowance for loan
losses between financial statements
and income tax purposes                       $67         $ 103           $ 15
Timing differences in deductibility
of state taxes                                34             49             58
Difference in allowance for losses
on foreclosed property between
financial statements and income tax
purposes                                      24             18             14
Timing difference in deductibility of
deferred compensation                        116            100             49
Other                                          -              -              5

Total deferred tax asset                    $241           $270           $141


The deferred tax liabilities were comprised of the following:
                                            1997           1996           1995
Difference in depreciation expense
 between financial statement and
 income tax purposes                         $ 2           $ 48           $ 45
Other                                         14              -              -
 Use of cash basis for income
 tax purposes                                  -              -             58

Total deferred tax liability                $ 16           $ 48          $ 103

Deferred tax assets and deferred tax liabilities are included in the consolidated balance sheets under the captions "Other assets" and "Other liabilities".

The reasons for the differences between applicable income taxes and the amount computed at the applicable regular federal tax rate of 34 percent were as follows:

                                            1997          1996          1995
Taxes at statutory federal
  income tax rate                          $ 454         $ 459         $ 490

Increase (decrease) in taxes
 resulting from:
 - Tax exempt income                        (117)         (112)         (104)
 - State income taxes, net of
   federal income taxes                       79           101           107
 - Officers' life insurance                   -0-           -0-           10
 - Deferred Compensation                      60            62            37
 - Other                                    (129)          (72)          (61)

                                           $ 347         $ 438         $ 479


     NOTE 9 - STOCK OPTION PLAN:

     The Company has a stock option plan (the 1989 option plan) which provides certain employees with an opportunity to purchase the Company's common stock. Under the plan, the Company may grant either incentive or non-qualified stock options to purchase up to 242,446 shares. The option price per share may not be less than the fair market value of the stock on the date of the grant, and the maximum term of the options may not exceed ten years. In addition, employee-directors are limited to 64,420 share options and non-employee directors are limited to 14,642 share options under the plan.

Stock option transactions are summarized as follows:
                                      Option Price                     Number of
                                       Per Share                         Shares
                                   High           Low

Balance, December 31, 1994         6.98           6.83                  58,892
 Exercised                         6.98           6.83                 (13,212)

Balance, December 31, 1995         6.98           6.83                  45,680
 Adjustment for stock split        3.50           3.42                  31,244
 Exercised                         3.50           3.42                 (24,682)

Balance, December 31, 1996         3.50           3.42                  52,242
 Exercised                         3.50           3.42                  52,242

Balance, December 31, 1997            -              -                       -


The following disclosures are required under Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation", and are presented for 1997 and 1996 only.
                                                      Weighted Average
                                           Number         Exercise
                                          Of Shares         Price
Options outstanding at
December 31, 1995, adjusted
for subsequent stock split                  91,360         $ 3.43

Options outstanding and
exercisable at December 31, 1996            52,242           3.42
                                          (Remaining life of 2.5 years)

Options exercised during 1996,
 adjusted for stock split                     39,118           3.45

Options granted during 1996
(Other than via stock split adjustments)           -              -

Options exercised during 1997                 52,242           3.42

Options outstanding and
exercisable at December 31, 1997                   -              -

Options granted during 1997                        -              -

     No stock options were forfeited or expired during 1997 or 1996. No compensation costs have been recognized in the consolidated income statements since no options were granted. Also, there were no modifications to existing outstanding stock options during 1997 or 1996.

     NOTE 10 - TIMBERLINE BANCSHARES, INC. (PARENT COMPANY ONLY)
     CONDENSED FINANCIAL STATEMENTS:

Condensed Balance Sheets:
                                                        December 31,
                                           1997           1996           1995
        ASSETS
Cash and due from banks, bank
 subsidiary, non-interest bearing        $    2         $    1         $    3
Investment in wholly owned  subsidiary    7,417          6,739          6,167
Other assets                                 41             56             54

    Total Assets                         $7,460        $ 6,796        $ 6,224

        LIABILITIES AND
      STOCKHOLDERS' EQUITY

LIABILITIES                         $         -     $        -     $        -

STOCKHOLDERS' EQUITY                      7,460          6,796          6,224
 Total Liabilities and
  Stockholders' Equity                  $ 7,460        $ 6,796        $ 6,224


Condensed Income Statements:
                                                      December 31,
                                           1997           1996           1995
Operating Income:
 Dividends from subsidiary                 $502          $ 491          $ 472
 Other                                        -              2              -
                                            502            493            472
Operating Expenses:
 Other expense                               20             25             23

 Income (loss) before income taxes
 and equity in undistributed net income
 of subsidiary                              482            468            449

Income tax benefit                            6              7              7

 Income (loss) before equity in
 undistributed net income of subsidiary     488            475            456

Equity in undistributed net income of
 subsidiary                                 499            437            482

   Net Income                             $ 987          $ 912          $ 938

     Condensed Statements of Changes in Stockholders' Equity:


                                                  Additional
                                 Common Stock       Paid-In   Retained
                                Shares   Amount     Capital   Earnings   Total

Balance, December 31, 1994      444,471   2,588       $   1   $3,058     $5,647

Net Income                            -       -           -      938        938
Cash dividend declared                -       -           -     (451)      (451)
Options exercised by
 directors and employees         13,212      90           -        -         90

Balance, December 31, 1995      457,683  $2,678       $   1   $3,545     $6,224

Net Income                            -       -           -      912        912
Cash dividend declared                -       -           -     (475)      (475)
Options exercised by
 directors and employees         24,682     135           -        -        135
Stock split                     472,119       -           -        -          -

Balance, December 31, 1996      954,484  $2,813         $ 1   $3,982     $6,796

Net income                            -       -           -      987        987
Cash Dividend declared                                          (502)      (502)
Options exercised by
 directors and employees         52.242     179           -        -        179

Balance, December 31, 1997    1,006,726  $2,992         $ 1   $4,467     $7,460


     Condensed Statements of Cash Flows:
                                                            December 31
                                              1997        1996           1995
Cash Flows from Operating Activities:
 Net Income                                   $987        $912           $938
 Adjustments to reconcile net income to net
  cash provided by operating activities:
  Equity in net income of subsidiary         (1001)       (928)          (954)
Dividends received from subsidiary             502         491            471
  Net (increase) decrease in other assets       15          (2)            (3)
  Net cash provided by (used) operating
   activities                                  503         473            452

Cash Flows from Investing Activities:
 Capital investment in subsidiary             (179)       (135)           (90)
Cash Flows from Financing Activities:
 Dividends paid                               (502)       (475)          (451)
 Proceeds from exercise of stock options       179         135             90
  Net cash provided (used in)
   financing activities                       (323)       (340)          (361)

Net increase (decrease) in cash and due
 from banks                                      1          (2)             1

Cash and due from banks at beginning of
 year                                            1           3              2

Cash and due from banks at end of year     $     2       $   1          $   3


     NOTE 11 - FINANCIAL INSTRUMENTS:

     In the normal course of business, the Bank is a party to financial instruments which contain risks that are not required to be reflected in a traditional balance sheet. These financial instruments include commitments to extend credit and letters of credit. The Bank manages these risks by using the same credit risk management processes as it does for financial instruments reflected on the balance sheet. Credit risk for these instruments is considered in management's assessment of the adequacy of the allowance for credit losses.

     Credit Risk:

     The disclosures in this note represent the Bank's credit exposure should every counter party to the financial instruments with off-balance-sheet credit risk fail to perform completely according to the terms of the contracts and the collateral and other security, if any, for the exposure prove to be of no value to the Bank. The Bank's credit exposure for commitments to extend credit and letters of credit is represented by the contractual amounts of those instruments. The Bank believes its credit procedures minimize these risks.

     Market Risk:

     This note does not address the amounts of market losses the Bank would incur if future changes in market prices make financial instruments with off-balance-sheet market risk less valuable or more onerous. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on- and off-balance-sheet transactions are aggregated, and the resulting net positions are identified. The Bank maintains risk management policies that monitor and limit exposure to market risks.

     Collateral and Other Security Arrangements:

     The credit risk of both on-and off-balance-sheet financial instruments varies based on many factors, including the value of collateral held and other security arrangements. To mitigate credit risk, the Bank generally determines the need for specific covenant, guarantee and collateral requirements on a case-by-case basis, depending on the nature of the financial instrument and the customer's credit worthiness. The Bank may also receive comfort letters and oral assurances. The amount and type of collateral held to reduce credit risk varies but may include real estate, machinery, equipment, inventory and accounts receivable, as well as cash on deposit, stocks, bonds, and other marketable securities that are generally held in the Bank's possession or at another appropriate custodian or depository. This collateral is valued and inspected on a regular basis to ensure both its existence and adequacy. The Bank requests additional collateral when appropriate.


     Commitments to Extend Credit and Letters of Credit:

     The following table summarizes credit risk for those financial instruments whose contract amount represent credit risk at December 31,:

                                         1997             1996           1995
Unused commercial loan commitments     $6,541          $ 5,793        $ 5,135
Unused overdraft protection lines          82               82             80
Stand by letters of credit                115              118            168
Unused credit card commitments          1,241                -              -

Commercial loan commitments are agreements to make or acquire a loan as long as the agreed-upon terms (e.g., expiry, covenants or notice) are met. The Bank's commitments to purchase or extend loans help its customers meet their liquidity needs. Overdraft protection lines allow customers to buy goods and services or obtain cash advances.

Standby letters of credit are issued by the Bank to ensure its customers' performance in dealings with others.

Since many of the unused commitments are expected to expire unused or to be utilized only partially, the total amount of unused commitments does not represent future cash requirement. The Bank has not incurred any losses on its commitments in 1997, 1996 or 1995.

     NOTE 12 - RELATED PARTIES:

     The Bank has loans outstanding to certain of its Directors and executive officers and to partnerships or companies in which a director or executive officer has at least a 10 percent beneficial interest. At December 31, 1997, 1996 and 1995, $270, $319, and $349 of such loans, respectively, were outstanding. An analysis of the activity during 1997 in respect to such loans is as follows:

Balance, December 31, 1996                $ 319
Additions                                     -
Collections                                 (49)

Balance, December 31, 1997                $ 270


     NOTE 13 - REGULATORY MATTERS

     The Bank, a state bank, is subject to the dividend restrictions set forth by the California State Banking Department. Under such restrictions, the Bank may not, without prior approval of the California State Banking Department, declare dividends in excess of the lesser of A) retained earnings, or; B) net income for the last three years less any distributions to stockholders made during the last three years. The dividends, as of December 31, 1997, that the Bank could declare, without the prior approval of the California State Banking Department, is approximately $1,368.

The Bank is subject to various regulatory capital requirements administered by the Federal Depository Insurance Corporation and the California State Banking Department. Failure to meet minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators that if undertaken, could have a direct material impact on the Bank's
financial statements.   Under the regulatory adequacy guidelines and the
regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

At December 31, 1997, those ratio requirements were: Tier 1, Total, and Leveraged capital ratios (as defined) of 6%, 10%, and 5% for Federal Depository Insurance Corporation purposes and a Leveraged Capital Ratio of 6.5% for California State Banking Departments purposes. The Bank's actual ratios as of that date were 12.99%, 13.70% and 8.62% respectively. As of May 8, 1997, the most recent notification from the Federal Deposit Insurance Corporation, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

Federal banking law restricts the Bank from extending credit to the Company, as the parent bank holding company, in excess of 10 percent of the Bank's capital stock and surplus, as defined. Any such extensions of credit are subject to strict collateral requirements. The Company had no such borrowing from the Bank during 1997, 1996 and 1995.

     NOTE 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Federal Funds Sold:

The carrying amount is a reasonable estimate of fair value.

Investment Securities:

Fair value equals quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Cash Surrender Value of Officers' Life Insurance:

The carrying amount is a reasonable estimate of fair value.

Loans:

For certain homogeneous categories of loans, such as residential mortgages, and consumer installment loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits:

The fair value of demand deposits, savings accounts, and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Commitments to Extend Credit and Letters of Credit:

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counter parties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated costs to terminate them or otherwise settle obligations with the counter parties at the reporting date.

The estimated fair values of the Company's financial instruments at December 31, 1997 are as follows:
                                                     Carrying          Fair
                                                      Amount          Value
Financial Assets:
  Cash                                               $ 5,224        $ 5,224
  Federal Funds Sold                                   7,000          7,000
  Investment securities                               20,337         20,438
  Cash surrender value of officers' life insurance     1,303          1,303
  Loans                                               48,501         48,506
  Less allowance for loan losses                        (401)          (401)

Financial liabilities:
  Deposits                                            77,558         77,558

Unrecognized financial instruments:
  Commitments to extend credit                             -              -
  Letters of credit                                        -              -
  (The amounts shown under "Carrying Amount" represent deferred fees arising from those unrecognized financial instruments.)

The estimated fair values of the Company's financial instruments at December 31, 1996 are as follows:

                                                    Carrying           Fair
                                                     Amount           Value

Financial assets:
 Cash                                               $ 5,202         $ 5,202
 Federal funds sold                                  12,700          12,700

 Investment securities                               15,996          16,055
 Cash surrender value of officers Life insurance      1,249           1,249
 Loans                                               39,198          39,195
 Less allowance for loan losses                        (491)           (491)

Financial liabilities:
 Deposits                                            70,268          70,268

Unrecognized financial Instruments:
 Commitments to extend credit                             -               -
 Letters of credit                                        -               -

(The amounts shown under "Carrying Amount" represent deferred fees arising from those unrecognized financial instruments.)

The estimated fair values of the Company's financial instruments at December 31, 1995 are as follows:

                                                    Carrying           Fair
                                                     Amount           Value
Financial assets;
  Cash                                               $ 4,163        $ 4,163
  Federal funds sold                                  10,200         10,200
  Investment securities                               18,261         18,352
  Cash surrender value of officers' live insurance     1,192          1,192
  Loans                                               39,525         39,671
  Less allowance for loan losses                        (475)          (475)

Financial liabilities:
  Deposits                                            69,833         69,826

Unrecognized financial instruments:
  Commitments to extend credit                            (8)            (8)
  Letters of credit                                        -              -

(The amounts shown under "Carrying Amount" represent deferred fees arising from those unrecognized financial instruments.)


     NOTE 15 - CONTINGENCIES:

     The Bank is a party to several lawsuits arising out of its normal course of business. In the opinion of management and legal counsel, the ultimate resolution of these matters will not have a material effect on the consolidated financial statements.

     FIVE YEARS AT A GLANCE


                                                          December 31,
                                    1997      1996      1995      1994     1993
($ in thousands except # of shares, per share income and dividends)

Interest Income                   $6,367   $ 6,103   $ 6,375   $ 5,786  $ 5,240
Interest Expense                   2,100     2,028     2,232     1,839    1,747

  Net Interest Income              4,267     4,075     4,143     3,947    3,493
Provision of loan losses               0      ( 15)     ( 41)     (230)    (144)

  Net interest income
  after provision for loan losses  4,267     4,060     4,102     3,717    3,349

Other income                         430       395       440       666      428

Total operating expenses           3,363     3,105     3,125     3,181    2,856

  Net income before taxes
  and extraordinary item           1,334     1,350     1,417     1,202      921

Income Taxes                        (347)     (438)     (479)     (483)    (330)

Net Income                           987       912       938       719      591

Weighted average shares
outstanding used for
computing earnings
per share                        992,103   942,143   898,152   845,658  412,223

Net income per share               $ .99   $   .97    $ 1.04    $  .85   $ 1.43

Cash Dividends                      $502      $475      $451      $229     $  4

Cash Dividends per share : $.25 per share 5/97 and $.25 per share 10/97; $.50 per share 4/96, 100% stock split 6/96, and $.25 per share 10/96; $.50 per share 4/95 and $.50 per share 10/95; 10% stock split plus $.50 per share - 1994; 10% stock split - 1993; 10% stock split - 1992.

     IN REGULATION

The Corporation is a bank holding company registered under the Bank Holding Company Act of 1956 and is subject to the supervision of the Board of Governors of the Federal Reserve System.

The Bank is subject to supervision, regulation and regular examination by the California State Banking Department. The deposits of the Bank are insured up to the maximum legal limits by the Bank Insurance Fund, which is managed by the Federal Deposit Insurance Corporation, and the Bank is therefore subject to applicable provisions of the Federal Deposit Insurance Act and regulations of the FDIC.

The statutes and regulations administered by these agencies govern all aspects of the Bank's business, including required reserves against deposits, loans, investments, dividends, compliance, internal controls, and the establishment of new branches and other banking facilities.

Many new regulations have been passed since 1990 that impact the Bank and its operations, such as the Community Reinvestment Act, the guidelines for a well capitalized bank (10% risk based, 6% tier one capital, and 5% leveraged capital), the guidelines for loan to value ratios, the Truth in Savings Act, and many more.

Recent studies conducted by the federal government and other entities concerned with the banking industry have shown that the cost of implementing and complying with the many regulations passed in the last few years is onerous - especially to small community banks.


In 1997 regulatory authorities refined some regulations with the intent of insuring safety and soundness while relieving some of the reporting burdens on small community banks. The most notable of these were the amendments to the CRA which streamlined the reporting for small banks and the state banking authority going online with federal authorities for the quarterly called reports submitted by banks, thereby eliminating the preparing and mailing of a separate report. The impact of further possible changes on the bank cannot be predicted at this time.

     IN OUR COMMUNITY

We continue to serve as the Bank, the Directors and the employees give not only monetary donations but many hours of their time in support of the local governments, civic organizations, charitable organizations and school activities.

Over the years we have sponsored, or donated to, or participated in, or been a member of the following:

Kiwanis, Rotary, The Siskiyou County Fair Board, Chambers of Commerce throughout
     Siskiyou County
The city planning department, Soroptimists, Siskiyou Balloon Faire, Yreka Banner
     Program, Madrone Hospice
Community Theater "At Last" Program,  Farm Bureau Scholarships,     Timberline
Community Bank Scholarship through United Scholarships, Junior Golfers Tourney,
     Klamath River Fire Department Fund Raisers
Yreka City Golf Tournament, High School Safe Graduation Programs, Lions Auction, Annual "Rex Club Tournament" for sports activities, Elks Tournament, Elks Crippled Children, DARE program
Yreka YMCA program, United Way, March of Dimes, Yreka Rotary Bike Event, Cancer
     Fund, Cancer Daffodil Days
National Teen Leadership Conference, California Special Olympics, Siskiyou Child
     Care Council
Yreka Community Television, Siskiyou General Hospital Building Fund, Christmas
     Giving Tree
Annual Fireman of the Year awards dinner, donation of the City clock on the corner of Main and Broadway,

and so on...

We intend to continue our support of our community in 1998 with active participation in memberships and with donations as in the past.

     MEMBERS OF THE BOARD

       ROBERT E. BANNING, Retired owner and operator of R.E.Banning Co.

       GARELD J. COLLINS, Enterprise Investments

       RICHARD S. DAY, Secretary of the Board, retired Business Executive

       NORMAN E. FIOCK, Chairman of the Board, Retired Rancher

       DON L. HILTON, Personal Investments

       ELMO M. SMITH, Retired Bank Executive

       ROBERT J. YOUNGS, President and Chief Executive Officer


       CHARLES J. COOLEY, Director Emeritus


Members of the Board of Timberline Bancshares, Inc. are also members and serve in the same capacity of the Board of Timberline Community Bank.



     EXECUTIVE OFFICERS


       Robert J. Youngs, President and Chief Executive Officer of Bancshares
                         and Bank
       Helen L. Gaulden, Sr. Vice President & Treasurer of Bancshares,
                         Sr. Vice Pres. & Cashier of Bank
       Roger B. Ebert,   Sr. Vice President and Loan Administrator of Bank

     SERVING YOU AS OFFICERS


          ADMINISTRATION


          Mary Nielsen             Assistant Vice President , Human resources
          Linda Hager              Assistant Vice President, Note Dept.
          Terri Barham             Assistant Vice President, Branch Operations
                                   Administrator
          David A. Caulkins        Compliance Officer
          Michael Jones            Electronic Banking Officer

          YREKA BRANCH
          Grace J. Hester          Vice President and Branch Manager
          Toyzanne Henry           Loan Officer
          Denise Hunt              Operations Supervisor

          GREENVIEW BRANCH
          Ron Robison              Assistant Vice President and Branch Manager
          Shirley Spallino         Operations Supervisor
          WEED BRANCH
          Susan Simas              Branch Supervisor
          MCCLOUD BRANCH
          Joni Dalton              Branch Supervisor
          DUNSMUIR BRANCH
          Aurora DeClusion         Branch Supervisor
          DORRIS BRANCH
          Sandra Hamilton          Assistant Vice President and Branch Manager
          TULELAKE BRANCH
          Cindy Reeves             Branch Supervisor
          MT SHASTA BRANCH
          Adriane Dorst            Branch Supervisor
          LOAN PRODUCTION OFFICE
          Jim Tompkins             Assistant Vice President and Office Manager